Exhibit 8.1

SUBSIDIARIES OF WEBUY GLOBAL LTD.

Subsidiaries	Place of Incorporation	Incorporation Date	Percentage Ownership
New Retail International Pte. Ltd.	Singapore	November 23, 2018	100%
The Shopaholic Bear Ltd.	Singapore	April 6, 2021	100%
Altitude Travel Pte. Ltd.	Singapore	November 2, 2021	100%
PT Webuy Social Indonesia	Indonesia	May 5, 2020	95%
Webuy Travel Pte. Ltd.	Singapore	November 15, 2022	100%
PT Buah Kita Retail	Indonesia	October 23, 2023	100%
PT Webuy Travel Indonesia	Indonesia	October 23, 2023	100%
Altitude MICE Pte. Ltd.	Singapore	February 2, 2024	100%
PT Webuy Prime Indonesia	Indonesia	October 16, 2024	99%
PT Travel With Webuy	Indonesia	September 23, 2024	99%